Exhibit 99.3

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Tencent Music Entertainment Group (the “Company”). Prospective investors should read the listing document dated September 15, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure. For further information about the risks associated with our WVR structure, see the section headed “Risk Factors — Risks Related to Our Corporate Structure” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 1698)

(NYSE Stock Ticker: TME)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the NYSE,

inventory to be held by Designated Dealer and number of Class A ordinary shares to be transferred to Hong Kong prior to the Listing

Joint Sponsors

Joint Financial Advisors

The Company issues this announcement to provide details of the previous trading day trading information in respect of the ADSs on the NYSE.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated September 15, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the NYSE and the Designated Dealer’s and the Alternate Designated Dealer’s respective designated dealer identity number dated September 16, 2022 (the “September 16 Announcement”) and the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated September 19, 2022 (the “September 19 Announcement”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the September 16 Announcement and the September 19 Announcement issued by the Company.

As at the date of this announcement, there are 3,390,154,264 ordinary shares of the Company issued and outstanding, comprising 1,675,015,086(1) Class A ordinary shares and 1,715,139,178 Class B ordinary shares.

PREVIOUS TRADING DAY TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

The following table sets out certain trading information in respect of the ADSs (each representing two Class A ordinary shares) on the NYSE, including the daily high, low, closing price and trading volume, for September 19, 2022, being the trading day of the NYSE immediately before the date of this announcement:

Date			ADS Price
	Day high		Day low		Closing Price		Trading Volume	As % of total Class A ordinary shares
	USD	Equivalent to HK$ per share	USD	Equivalent to HK$ per share	USD	Equivalent to HK$ per share	(in millions) (ADSs)
September 19, 2022	4.64	18.19	4.50	17.64	4.61	18.09	8.53	0.99%

Note:

(1)

Excluding 42.0 million Class A ordinary shares issued to a wholly-owned subsidiary of the Company for future granting of awards under our Share Incentive Plans and/or such other purposes as our Company may determine in its absolute discretion, and assuming no other additional Shares are issued under the Share Incentive Plans between the date of this announcement and the Listing. Taking into account of the 42.0 million Class A ordinary shares issued to the wholly-owned subsidiary mentioned above, the total number of Class A ordinary shares of the Company is 1,717,015,086 immediately following the completion of the Introduction.

The above trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the September 16 Announcement and the September 19 Announcement issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

As stated in the section headed “Expected Timetable” in the Listing Document, the Company will release further announcement on the websites of the Hong Kong Stock Exchange and the Company not later than 8:30 a.m., Hong Kong time, on Wednesday, September 21, 2022 to disclose, among other things, the then previous trading day closing price of the ADSs representing our Class A ordinary shares on the NYSE.

INVENTORY TO BE HELD BY DESIGNATED DEALER

The Designated Dealer, J.P. Morgan Broking (Hong Kong) Limited, has built a sufficient inventory of securities in Hong Kong to enable it to carry out trading activities during the Bridging Period (i.e. from 9:00 a.m., Hong Kong time, on September 21, 2022 to 4:10 p.m., Hong Kong time, on October 20, 2022). As of the date of this announcement, the inventory of securities borrowed and to be held by the Designated Dealer and its affiliates amounts to a total of 42,000,000 Class A ordinary shares, representing approximately 2.5% of the Company’s total issued and outstanding Class A ordinary shares as at the Latest Practicable Date and 2.4% of the Company’s total issued and outstanding Class A ordinary shares immediately upon Listing (assuming (i) no additional Class A ordinary shares are issued under the Share Incentive Plans, and (ii) no Class B ordinary shares are converted into Class A ordinary shares). See the section headed “Market Arrangements to Facilitate Dealings in Hong Kong — Bridging and Liquidity Arrangements” in the Listing Document for further details of the bridging and liquidity arrangements.

INFORMATION ON SHARES TO BE TRANSFERRED TO HONG KONG PRIOR TO THE LISTING

The 1,367,701,994 Class A ordinary shares held by the Bank of New York Mellon, the depositary of the Company (the “Depositary”), will be transferred from the principal share register in the Cayman Islands to the Hong Kong share register before 9:00 a.m. on the Listing Date (Hong Kong time). Holders of ADSs should give instruction to the Depositary if they wish to cancel their ADSs (and the applicable ADR(s) if the ADSs are held in certificated form) and receive Class A ordinary shares tradable on the Hong Kong Stock Exchange. See the section headed “Information about this Document and the Introduction — Conversion between Class A ordinary shares trading in Hong Kong and ADSs” in the Listing Document for further details.

As at September 19, 2022, being the latest practicable time for the purpose of ascertaining the relevant information before the issue of this announcement, the Company has given instructions to the effect that (i) 1,367,701,994 Class A ordinary shares (representing approximately 79.66% of the total number of issued Class A ordinary shares upon Listing) held by the Depositary will be transferred from the principal share register in the Cayman Islands to the Hong Kong share register, and (ii) a total of 1,409,701,994 Class A ordinary shares (representing approximately 82.10% of the total number of issued Class A ordinary shares upon Listing, and including the Class A ordinary shares represented by the ADSs to be transferred) will be registered on the Hong Kong share register, before 9:00 a.m. on the Listing Date (Hong Kong time).

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence on Wednesday, September 21, 2022.

By Order of the Board
Tencent Music Entertainment Group Cussion Kar Shun Pang
Executive Chairman

Hong Kong, September 20, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang and Mr. Zhenyu Xie as the executive directors, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as the non-executive directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.8498. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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